Exhibit (a)(1)(J)

Form of Expiration Notice Email

Subject Line

The Option Exchange has expired

Body

Hello [First Name],

The Exchange Offer described in the Tender Offer Statement on Schedule TO and the exhibits thereto including the Offer to Exchange filed by Getty Images Holdings, Inc. (“Getty Images”) with the U.S. Securities and Exchange Commission on March 2, 2026 (the “Offer Documents”) expired at 11:59 p.m., Eastern Standard Time, on March 27, 2026.

•        If you submitted a timely and complete Election Form, we expect New Options to be granted to you pursuant to the terms and conditions of the Offer Documents. You will receive confirmation as soon as administratively possible.

•        If you withdrew your election, the applicable Eligible Options will remain outstanding under their original terms.

•        If you did not participate, no action is required.

The Global Compensation Team